UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alpha-En Corporation

(Name of Subject Company)

Alpha-En Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

02072E108

(CUSIP Number of Class of Securities)

Sam Pitroda

Chief Executive Officer

Alpha-En Corporation

28 Wells Ave, 2nd Floor

Yonkers NY 10701

(914) 418-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the Commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Alpha-En Corporation, a Delaware corporation (the “Company”). The Company’s principal executive office is located at 28 Wells Avenue, 2nd Floor, Yonkers, New York 10701. The Company’s telephone number at this address is (914) 418-2000.

The title of the class of equity securities to which this statement on Schedule 14D-9 (together with the exhibits hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of the close of business on March 10, 2022 there were 39,629,947 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the purported tender offer (the “Offer”) by Alternative Liquidity Index, LP, a Delaware limited partnership (“Offeror”) to acquire up to a maximum of 2,000,000, Shares at a purchase price of $0.01 per share (the “Offer Price”), net cash to the seller, less any applicable withholding taxes and without interest upon the terms and conditions set forth in the Offer to Purchase, dated January 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2022. According to the Offer to Purchase, the address of the Offeror is c/o Alternative Liquidity Capital, 11500 Wayzata Blvd. #1050, Minnetonka, MN 55305.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Company’s executive officer, directors, or affiliates or (ii) the Offeror or its executive officer(s), director(s), or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation.

The Company recommends that shareholders do not accept the Offer. The position of the Company is primarily because the Company believes the valuation based on the Offer price is less than the value of the Company’s assets.

As described below in Item 7, trading in the Shares of the Company is limited due to the lack of current information about the Company. As a result, there is no reliable indicator of the fair value of the Shares.

Regardless of the Company’s recommendation, the Company believes that stockholders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

1.	The Offeror has made similar unsolicited mini-tender offers for stock of other public companies including offers to three other companies within a week of making this unsolicited tender offer.

2.	A stockholder could conclude simply that a “penny” offering price per share represents the lowest denomination of currency possible. The Offer to Purchase does not describe in detail how the Offer Price was established. The Offeror acknowledges that it has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion respecting the value of the Shares.

3.	The limited trading in and lack of publicly available quotations for the Shares makes it difficult for a stockholder to value the Shares. The price per share a shareholder may be able to receive from a third party may be higher than $0.01 per share. We suggest that shareholders refer to Item 8 below for additional information about the “Expert Market” of the OTC Markets Group. Stockholders are urged to consult with their legal and financial professionals before determining whether to accept or reject the Offer.

4.	Although the Company is not current in its reporting obligations with the SEC, the Company presently plans to file financial and other information for the fiscal years ended December 31, 2019, 2020, and 2021. If the Company is able to do so, the Shares of the Company may qualify for trading on a regular and publicly accessible market of the OTC Markets Group and at a price higher than $0.01 per share. However, there can be no assurance that the Company will be able do so or that an active trading market will develop. Further, due the lack of current information, the SEC may institute administrative proceedings to revoke the registration of the Shares.

To the Company’s knowledge after making reasonable inquiry, no executive officer, director, or affiliate of the Company has accepted the Offer and, based on inquiries of such persons, none of them intend to accept the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations regarding the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officer, directors, affiliates, or subsidiary during the 60 days prior to the date of this Schedule 14D-9, except for the transaction set forth below:

A $10,000 loan to the Company by each of its four directors for a total of $40,000 on February 17, 2022. The loans shall not accrue interest and shall be due and payable upon the Company’s next round of financing.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

 There are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

 The Company is not current in its reporting obligations under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In particular, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 or any subsequent periodic report. The Company plans to become current in its reports and file financial and other information with respect to the fiscal years ended December 31, 2019, 2020, and 2021.

Notwithstanding the Company’s intentions to become current in its reports with the SEC, there can be no assurance that the Company will be able to file its delinquent reports with the SEC.

Further, notwithstanding the Company’s efforts to become current in its reports with the SEC, there can be no assurance that the Company will be able to maintain the registration of its Shares pursuant to the Exchange Act. Due to the delinquency in filing its reports, the Company may be subject to an administrative proceeding brought by the SEC pursuant to Section 12(j) of the Exchange Act to revoke the Exchange Act registration of the Shares of the Company.

 In addition, due to the lack of current and publicly available information about the Company, trading in Shares of the Company has been limited since approximately September 2021. Shares of the Company are eligible only for unsolicited quotes on the “Expert Market” of the OTC Markets Group. Quotations in Expert Market securities are restricted from public viewing. This designation by the OTC Markets Group severely limits the number of investors that might purchase the Shares and effectively prevents the development of an active trading market in the Shares.

 Even if the Company becomes current in filing its financial and other information, there can be no assurance as to whether OTC Markets Group will ever enable the Shares to be quoted or that the Shares can successfully be traded on other trading platforms, or if they do, whether the value of the Shares will return, or have any value. As a result, any limited trading of the Shares is subject to having a higher risk of wider spreads, increased volatility, and price dislocations. Investors and holders may have difficulty selling their Shares.

Cautionary Note Regarding Forward-Looking Statements

 This Schedule 14D-9 may include certain forward-looking statements with respect to the Offer and the Company’s plans for regaining compliance with its reporting under Exchange Act. These forward-looking statements may generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9. Exhibits.

Exhibit No.	Description

 n/a

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHA-EN CORPORATION

By:	/s/ Sam Pitroda
Its:	Chief Executive Officer

Date: March 15, 2022